FOR IMMEDIATE RELEASE	January 21, 2019

Micromem Financing Update

Toronto, New York, January 21, 2019: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces the closing of non-brokered private placement totaling $21,000 USD at $0.0.06 USD per common share. The proceeds are committed to general working capital and repaying debentures. The common shares issued pursuant to the Private Placement shall be subject to restrictions.

The Company completed debentures totaling $52,000 USD, $32,500 USD and $102,500 USD bearing an interest rate of ten percent (10%) per annum compounded daily, and a debenture totaling $90,000 USD bearing an interest rate of twelve percent (12%) per annum compounded daily, all with an option to repay the debentures within the first 6 months of the 12-month term. At any time prior to repayment, the outstanding principal and interest of the convertible debenture may be converted, at the option of the lender, into common shares of the Company.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 270,844,276
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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